Exhibit 2.2

July 28, 2010

American Exploration Corporation
407 2nd Street S.W.
Calgary, Alberta T2P 2Y3

Attention: Mr. Steve Harding, President and CEO

Merger Agreement and Plan of Merger Between
Mainland Resources, Inc. ("Mainland") and
American Exploration Corporation ("American Exploration")
Dated March 22, 2010 (the "Merger Agreement")

We acknowledge that American Exploration, with our consent (as required in light of American Exploration's covenant in section 5.3(a)(v) of the Merger Agreement), completed an unregistered offering (the "Offering") of 200,000 units (the "Units") on April 5, 2010, at a subscription price of US$0.25 per Unit, for aggregate gross proceeds of US$50,000. Each Unit was comprised of one share of common stock in the capital of American Exploration and one-half of one non-transferrable common stock purchase warrant (each, a "Warrant"). Each whole Warrant entitles the holder to purchase one additional share of American Exploration common stock at an exercise price of US$0.50 per share for a period of one year. We understand that the Offering was effected pursuant to Regulation S under the U.S. Securities Act of 1933, as amended, in order to provide American Exploration with the funds necessary to pursue the transactions contemplated by the Merger Agreement and to meet its continuing reporting obligations under the U.S. Securities Exchange Act of 1934, as amended.

You have informed us that, as a result of the Offering, as of the date hereof, American Exploration has issued and outstanding: (a) 60,273,333 shares of common stock; and (b) 1,777,500 shares of common stock reserved for issuance upon exercise of outstanding common stock purchase warrants (including the shares issuable under the Warrants). As disclosed in Schedule D to the Merger Agreement, an additional 2,700,000 shares of common stock are reserved for issuance upon exercise of outstanding stock options.

Section 1.1 of the Merger Agreement assigns the following meaning to the term "Exchange Ratio":

"'Exchange Ratio' means the ratio which determines the number of Mainland Shares that are to be issued on completion of the Merger for all of the American Exploration Shares, subject to reduction by any Dissenting Shares, and which Exchange Ratio, as of the date of this Agreement, is one Mainland Share for every four American Exploration Shares; provided, however, that the Exchange Ratio may be adjusted by good faith negotiation between the parties if required having regard to (a) the results of the due diligence investigation of a party's Business and affairs by the other party, or (b) the Fairness Opinions; and further provided that either party may terminate this Agreement in the event such due diligence results or Fairness Opinions warrant the conversion of the American Exploration Shares into more than 15,000,000 Mainland Shares, it being agreed that not more than 15,000,000 Mainland Shares shall be issued in exchange for American Exploration Shares pursuant to the Merger (exclusive of any Mainland Shares issued in exchange for American Exploration Shares which are issued upon exercise prior to Closing of any American Exploration Options or any American Exploration Warrants);".

In consideration of the foregoing, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), Mainland and American hereby agree that section 1.1 of the Merger Agreement be amended by deleting the second proviso in the definition of "Exchange Ratio" and replacing it with the following:

"and further provided that either party may terminate this Agreement in the event such due diligence results or Fairness Opinions warrant the conversion of the American Exploration Shares into more than 15,068,500 Mainland Shares, it being agreed that not more than 15,068,500 Mainland Shares shall be issued in exchange for American Exploration Shares pursuant to the Merger (exclusive of any Mainland Shares issued in exchange for American Exploration Shares which are issued upon exercise prior to Closing of any American Exploration Options or any American Exploration Warrants)".

Mainland and American also agrees as follows:

  Except as expressly amended hereby, the Merger Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect as of the date hereof.

  This letter agreement (the "Amendment") shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby.

  This Amendment shall operate as an amendment to the Merger Agreement, and constitutes the entire agreement between the parties, and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise between the parties, with respect to the subject matter of this Amendment.

  This Amendment may be executed in any number of counterparts, in original form or by facsimile, each of which will together, for all purposes, constitute one and the same instrument, binding on the parties, and each of which will together be deemed to be an original, notwithstanding that each party is not a signatory to the same counterpart.

  This Amendment is and will be deemed to be made in British Columbia, and for all purposes shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

If the foregoing reflects your understanding of the amendments to the Merger Agreement referenced herein, please so acknowledge by executing and returning a copy of this Amendment.

Yours truly,

Mainland Resources, Inc.

Per: "Michael J. Newport"
       Michael J. Newport, President and CEO

Agreed and accepted by the undersigned as of the date first written above.

American Exploration Corporation

Per: "Steve Harding"
       Steve Harding, President and CEO